Exhibit 99.1

Rio Tinto plc

2 Eastbourne Terrace

London W2 6LG

United Kingdom

T +44 (0) 20 7781 2000

F +44 (0) 20 7781 1800

Media release

Rio Tinto to close its Lynemouth smelter

6 March 2012

Rio Tinto Alcan will close the Lynemouth aluminium smelter in Northumberland, England on 29 March 2012. Closure follows an extensive period of consultation with employee representatives.

Jacynthe Côté, chief executive of Rio Tinto Alcan said: “I am saddened by the closure of Lynemouth Smelter but we have reached this decision only after a thorough strategic review of the plant and a fair and transparent consultation process. I have met with Lynemouth unions and staff members and I have great respect for the manner in which they have represented their colleagues during consultation.

“We will now focus on safely decommissioning the plant, working with our employees to mitigate the impact of redundancy on them and their families and partnering with all interested stakeholders on the future regional economic development of the Lynemouth site. We are in close contact with our customers to limit the impact on their businesses under the scope of our contractual agreements.”

Of the 515 people currently employed at the smelter, 323 will be made redundant in May 2012. Some operational activity in the smelter’s carbon and casting plants will continue in 2012. The company’s ship unloading facility at the Port of Blyth will continue to operate for around 18 months and will be used to store and transport raw materials for the Lochaber Smelter in the Scottish Highlands until a more permanent solution is put in place.

A core team of around 60 employees will remain on site beyond the closure of all operations to work on decommissioning, remediation and regional economic development.

On the closure of smelting operations, Rio Tinto Alcan will immediately deploy its own Regional Economic Development (RED) programme with the objective of working alongside other agencies on long-term regeneration and job creation opportunities on the site. The company will also consider credible expressions of third-party interest in Lynemouth’s carbon and casting plants.

Talks on the sale of Lynemouth Power Station are on-going and cannot be concluded until the regulations for its continued operation independent of the smelter are confirmed by the UK government. Rio Tinto Alcan hopes to conclude these discussions in the coming months.

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About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

For further information, please contact:

Media Relations, Lynemouth

John McCabe
Office: +44(0)1670 393534
Mobile: +44 (0)7736 103158

Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0)7920 503 600	Mobile: +44 (0) 7917 576597

Tony Shaffer	David Ovington
Office: +44 (0) 20 7781 1138	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7920 041 003	Mobile: +44 (0) 7920 010 978

Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Australia / Asia	Investor Relations, Australia

David Luff	Dave Skinner
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 419 850 205	Mobile: +61 (0) 408 335 309

Karen Halbert	Christopher Maitland
Office: +61 (0) 3 9283 3627	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 412 119 389	Mobile: +61 (0) 459 800 131

Bruce Tobin
Office: +61 (0) 3 9283 3612
Mobile: +61 (0) 419 103 454

Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
Email:	media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
Twitter:	Follow @riotinto on Twitter

High resolution photographs and media pack available at: www.riotinto.com/media